The Premier Funds
                         8869 Brecksville Road, Suite C
                              Brecksville, OH 44141
                                 (440) 922-0066


                                                                  March 25, 2002


Securities Exchange Commission
Midwest Regional Office
175 West Jackson Boulevard
Suite 900
Chicago IL, 60604


Re:   CIK 0001162127
      Accession  #: 0001162044-000039

To whom it may concern:

The Premier Funds would like to withdraw the N1-A that was submitted on February 12, 2002 using rule 477(a) under the Securities act of 33. This filing had accession number 0001162044-000039 . The submission was filed buy accident using the Premier Fund`s CIK number (0001162127). The correct CIK number that should have been used when submitting this filing is 0001169393. We have since refilled the N1-A under the correct CIK number. Sorry for the inconvenience.

If you have questions please feel free to call Greg Getts at (440) 922-0066 ext. 101.

Sincerely,

/s/ Ross Provence

Ross Provence
President